Table I

The reporting person is the former director of the issuer. On July 6, 2006, the issuer engaged in a share exchange transaction with the shareholders of Valley Forge Composite Technologies, Inc., a Pennsylvania corporation (“Valley Forge”). As a result of the share exchange transaction, the shareholders of Valley Forge collectively own 80% of the common stock of the issuer, and Quetzal Capital Funding 1, Inc.’s ownership of the issuer was reduced to approximately 10%. The reporting person resigned as a director of the issuer effective on July 6, 2006.

Prior to the share exchange, the issuer was 100% owned by Quetzal Capital Funding 1, Inc., a Florida corporation. The reporting person was the 100% shareholder of Quetzal Capital Funding 1, Inc. Simultaneously with the share exchange transaction, on July 6, 2006, Quetzal Capital Funding 1, Inc. admitted two additional shareholders, Charles J. Scimeca and George Frudakis, with the result being that Tony N. Frudakis, Charles J. Scimeca, and George Frudakis each became one-third shareholders of Quetzal Capital Funding 1, Inc.

Because of his ownership of Quetzal Capital Funding 1, Inc., an approximate 10% shareholder of the issuer, Tony N. Frudakis reported his beneficial ownership of the common stock of the issuer although he beneficially owned less than 10% of the issuer.

On March 14, 2007, Quetzal Capital Funding I, Inc. will be dissolved by the State of Florida and its holdings of 5,000,000 shares will be distributed to its three shareholders. The reporting person will be the direct owner of 1,666,666.6 shares of the Issuer's common stock. This report is final because the reporting person no longer arguably controls 10% of the Issuer's common stock.

Table II

As of July 6, 2006, the reporting person is a one-third owner of Coast To Coast Equity Group, Inc. (CTCEG). CTCEG is the holder of 3,000,000 warrants to purchase 3,000,000 shares of the common stock, par value $0.00l per share, of the issuer. Accordingly, the reporting person is the beneficial owner of 1,000,000 of these warrants, which are not exercisable until certain market conditions occur.